Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

TSI TELECOMMUNICATION HOLDINGS, LLC
(dollars in thousands)

	Predecessor							Successor
	Years ended December 31,					Six Months Ended June 30,	Period from January 1, 2002 to February 13,	Period from February 14, 2002 to June 30,
	1997	1998	1999	2000	2001	2001	2002	2002
	(dollars in thousands)
Net income	$33,901	$35,905	$46,104	$51,051	$69,258	$32,242	$6,917	$5,575
Provision for income taxes	21,361	22,213	28,156	32,548	43,895	20,228	4,418	3,601

Income before income taxes	$55,262	$58,118	$74,260	$83,599	$113,153	$52,470	$11,335	$9,176

Fixed charges:
Interest expensed	$653	$842	$2,822	$22	$—	$—	$—	$19,367
Amortization of deferred financing costs and debt discount	—	—	—	—	—	—	—	3,764
Estimated interest factor on operating leases	202	253	343	403	463	230	59	183

Total fixed charges	$855	$1,095	$3,165	$425	$463	$230	$59	$23,314

Earnings:
Income before income taxes	$55,262	$58,118	$74,260	$83,599	$113,153	$52,470	$11,335	$9,176
Fixed charges	855	1,095	3,165	425	463	230	59	23,314

Total earnings	$56,117	$59,213	$77,425	$84,024	$113,616	$52,700	$11,394	$32,490

Ratio of earnings to fixed charges	65.63	54.08	24.46	197.70	245.39	229.18	193.12	1.39